Agricore United™

04 FEB 12 AM 7:21

04012796

February 11, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames: Agricore United

**Re: ~~United Grain Growers Limited~~ – File No. 82-34725**
**Information Furnished Pursuant to Rule 12g3-2(b)**
**Under the Securities and Exchange Act of 1934**

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Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   February 11, 2004 (Agricore United shareholders overwhelmingly approve share consolidation program)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

dlw 2/13

**David Carefoot** - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Phone: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

SEC File No. 82-34725

04 FEB 12 AM 7:21

Agricore United

# AGRICORE UNITED SHAREHOLDERS OVERWHELMINGLY APPROVE SHARE CONSOLIDATION PROGRAM

**February 11, 2004 (Edmonton)** – Agricore United announced today that its shareholders have overwhelmingly approved a one-day share consolidation of the Company's limited voting common shares. The decision will result in registered shareholders who own less than 100 limited voting common shares as at February 22, 2004 receiving cash compensation based on a market price of $9.63 per share, and without brokerage fees, in return for the Company acquiring and canceling their shares. Such shareholders will cease to own the Company's limited voting common shares. Registered shareholders with 100 or more limited voting common shares will remain unaffected by the share consolidation, but will be required to exchange their existing share certificates for new certificates as outlined in the Company's 2003 Management Proxy Circular.

Shareholders who owned less than 100 limited voting common shares as at December 29, 2003 were given an opportunity to participate in an odd lot purchase program, which expired February 9, 2004. The odd lot purchase program enabled them to purchase additional shares sufficient to increase their holdings to 100 shares without incurring any brokerage fees. Eligible shareholders who increased their shareholdings to 100 limited voting common shares by participating in the odd lot purchase program will not be affected by the share consolidation program.

"The level of shareholder support for the consolidation program was confirmation that we're meeting the needs of our investors," said Brian Hayward, Chief Executive Officer. "Repurchasing the estimated 1.5 million common shares is a good investment for the company as a whole."

Agricore United has almost 58,000 registered shareholders holding fewer than 100 limited voting common shares, which represent about 1.5 million shares or about 3.3 percent of the total outstanding limited voting common shares and resulting in an average shareholding of about 26 shares. The annual mailing and other costs to the Company in respect of these small shareholdings is approximately $300,000, not including the significant amount of time and effort spent by management to fulfill the necessary legal and reporting requirements. The share consolidation creates a mechanism to provide these shareholders with cash, representing the value of their shareholdings without any cost or commission, and to eliminate the high costs being incurred by the Company.

The share consolidation program calls for the consolidation of the limited voting common shares on a 1 for 100 basis on February 22, 2004. Following the consolidation, all shareholders who hold less than one share (being registered shareholders who held less than 100 shares immediately prior to the consolidation) will be entitled to receive a cash payment of $9.63 per pre-consolidation share and will cease to hold shares in the Company. The price was based on the weighted average price of the limited voting common shares traded on the TSX for the ten trading days prior to and including February 10, 2004. On the morning of February 23, 2004, prior to the opening of the market, a split of the shares on a 100 for 1 basis will return all remaining shareholders (being beneficial shareholders or those registered shareholders who held 100 or more shares immediately prior to the consolidation) to their previous shareholdings.

The Company will issue a news release once the share consolidation and split has become effective. Registered shareholders who owned less than 100 limited voting common shares immediately prior to the consolidation will not have to do anything in order to receive their cash payment. The cash payable will be mailed out to these affected shareholders starting on or about March 5, 2004.

Holders of the company's other traded securities – Series 'A' preferred shares (AU.PR.A) and 9 percent convertible unsecured subordinated debentures (AU.DB) – are unaffected by the share consolidation program for the limited voting common shares.

The Company has retained Computershare Trust Company of Canada to manage the share consolidation program. Any inquiries concerning the share consolidation program should be directed to Computershare at the telephone numbers or e-mail address provided below.

In order to finance the repurchase of the estimated 1.5 million outstanding limited voting common shares, the Company's Board of Directors also approved a private placement for an equivalent number of limited voting common shares at $9.63 per share. Agricore United's principal shareholder, ADM Agri-Industries Company, a wholly owned subsidiary of Archer Daniels Midland Company, has advised the Company that it will purchase the shares offered under the private placement (up to a maximum of 1,520,000 shares) pursuant to the exercise of its existing rights under a pre-emptive rights agreement. The exact number of shares to be purchased under the private placement will not be known until the consolidation on February 22, 2004.

"Since the Company expects to sell all of the shares to ADM Agri-Industries Company, the Company will not pay agents' fees or other commissions and will be able to use all of the proceeds to repurchase the estimated 1.5 million shares under the share consolidation program," said Mr. Hayward.

ADM Agri-Industries Company currently holds 9,092,547 limited voting common shares or approximately 20.1 percent of the outstanding limited voting common shares. Assuming 1.5 million shares are issued pursuant to the private placement, ADM Agri-Industries Company will own approximately 23 percent of the Company's issued and outstanding limited voting common shares.

The private placement of shares is expected to close on or before March 5, 2004. Completion of the private placement is subject to customary conditions, including TSX approval.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information concerning the share consolidation program, please contact:

Computershare Trust Company of Canada
Toll Free: 1-877-982-8758
International: 1-514-982-7800
E-mail: caregistryinfo@computershare.com
Hours of Operation: 8:30 a.m. to 8:00 p.m. EST

For more information concerning the proposed private placement, please contact:

David Carefoot
Vice-President
Corporate Finance and Investor Relations
Direct: (204) 944-5651
E-mail: dcarefoot@agricoreunited.com